# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Track Group, Inc., CIK 0001045942
CUSIP: 81373R109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 200 E. 5TH AVENUE SUITE 100, NAPERVILLE, Illinois (IL), 60563
Date of event which requires filing of this statement: 04/30/2026
Filed by CIK 0001461945
Persons authorized to receive notices and communications: JAMES C. PAPPAS, JCP INVESTMENT MANAGEMENT, LLC, 1177 West Loop South, Suite 1320, Houston, Texas (TX), 77027, 713-333-5540; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- JCP Investment Partnership, LP (CIK 0001461946): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); source of funds: working capital (WC); sole voting power 0; shared voting power 15,685,723; sole dispositive power 0; shared dispositive power 15,685,723; aggregate amount beneficially owned 15,685,723 (37.6% of the class)
- JCP Investment Partners, LP (CIK 0001461947): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,685,723; sole dispositive power 0; shared dispositive power 15,685,723; aggregate amount beneficially owned 15,685,723 (37.6% of the class)
- JCP Investment Holdings, LLC (CIK 0001461948): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,685,723; sole dispositive power 0; shared dispositive power 15,685,723; aggregate amount beneficially owned 15,685,723 (37.6% of the class)
- JCP Investment Management, LLC (CIK 0001461945): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Texas (TX); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 17,239,004; sole dispositive power 0; shared dispositive power 17,239,004; aggregate amount beneficially owned 17,239,004 (41.3% of the class)
- Pappas James C (CIK 0001462171): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 17,239,004; sole dispositive power 0; shared dispositive power 17,239,004; aggregate amount beneficially owned 17,239,004 (41.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Track Group, Inc.
Address of issuer's principal executive offices: 200 E. 5TH AVENUE SUITE 100, NAPERVILLE, Illinois (IL), 60563

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) JCP Investment Partnership, LP, a Texas limited partnership ("JCP Partnership");

(ii) JCP Investment Partners, LP, a Texas limited partnership ("JCP Partners"), which serves as the general partner of JCP Partnership;

(iii) JCP Investment Holdings, LLC, a Texas limited liability company ("JCP Holdings"), which serves as the general partner of JCP Partners;

(iv) JCP Investment Management, LLC, a Texas limited liability company ("JCP Management"), which serves as the investment manager of JCP Partnership and certain managed accounts (the "JCP Accounts"); and

(v) James C. Pappas, as the managing member of JCP Management and sole member of JCP Holdings.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Due to certain terms of the PIPE Agreement and ETS Purchase Agreement (each as defined and described in Item 4 below), it may be possible that the Reporting Persons and CRC Founders (as defined below, and together with certain of its affiliates, "CRC") may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). CRC has separately filed a Schedule 13D reporting its beneficial ownership of shares of Common Stock, par value $0.0001 per share, of the Issuer (the "Shares"). The Reporting Persons expressly disclaim beneficial ownership of the Shares beneficially owned by CRC.
Residence or business address: The principal business address of each of the Reporting Persons is 1177 West Loop South, Suite 1320, Houston, Texas 77027.
Present principal occupation or employment: The principal business of JCP Partnership is investing in securities. The principal business of JCP Partners is serving as the general partner of JCP Partnership. The principal business of JCP Holdings is serving as the general partner of JCP Partners. The principal business of JCP Management is serving as the investment manager of JCP Partnership and the JCP Accounts. The principal occupation of Mr. Pappas is serving as the managing member of JCP Management and sole member of JCP Holdings.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: JCP Partnership, JCP Partners, JCP Holdings and JCP Management are organized under the laws of the State of Texas. Mr. Pappas is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Shares purchased by JCP Partnership and held in the JCP Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). Of the 15,310,723 Shares directly owned by JCP Partnership, (i) 12,957,434 Shares were purchased for approximately $4,535,102 pursuant to the PIPE Agreement and (ii) 2,353,289 Shares were purchased for approximately $588,322 pursuant to the ETS Purchase Agreement. Pursuant to the PIPE Agreement, JCP Partnership also received Warrants (as defined below) to purchase 375,000 Shares.

Pursuant to the PIPE Agreement, JCP Management, through the JCP Accounts, purchased 1,553,281 Shares for approximately $543,648.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the securities of the Issuer reported herein based on the Reporting Persons' belief that the securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On April 30, 2026, the Issuer entered into a Securities Purchase Agreement (the "PIPE Agreement") with JCP Partnership and JCP Management (together, "JCP"), CRC Founders Fund, LP ("CRC Founders") and the other investor parties thereto (collectively with JCP and CRC Founders, the "Investors") pursuant to which the Issuer issued and sold to the Investors in a private placement an aggregate of (i) 29,471,429 Shares at a price of $0.35 per Share and (ii) warrants to purchase 750,000 Shares at an exercise price of $0.35 per Share, which are exercisable from the date of issuance until the date that is 10 years after such issuance date (the "Warrants"). JCP Partnership purchased 12,957,434 Shares and received Warrants to purchase 375,000 Shares in connection with the PIPE Agreement. JCP Management, on behalf of the JCP Accounts, purchased 1,553,281 Shares in connection with the PIPE Agreement.

The PIPE Agreement provides that each of JCP and CRC Founders shall have the right to designate three (3) directors for election to the Issuer's Board of Directors (the "Board") so long as such party owns at least 30% of the Shares such party acquired pursuant to the PIPE Agreement. Under the PIPE Agreement, the initial designees of JCP to the Board are Matthew Powalski, Jacob Saour and John R. "Rocky" Sullivan.

In connection with the PIPE Agreement, on April 30, 2026, the Issuer also entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the Investors whereby the Issuer is required to file a registration statement pursuant to the Securities Act of 1933, as amended, to register for resale the Shares issued under the PIPE Agreement and the Shares issuable upon exercise of the Warrants.

Also on April 30, 2026, JCP, CRC Founders and ETS Limited ("ETS") entered into a Stock Purchase Agreement (the "ETS Purchase Agreement") pursuant to which JCP Partnership purchased 2,353,289 Shares and CRC Founders purchased 2,353,290 Shares, in each case from ETS at a price of $0.25 per Share.

The foregoing descriptions of the PIPE Agreement, Warrants, Registration Rights Agreement and ETS Purchase Agreement are qualified in their entirety by reference to the full text of the PIPE Agreement, Form of Warrant, Registration Rights Agreement and ETS Purchase Agreement, which are included as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4, respectively, hereto and are incorporated by reference herein.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board, engaging in discussions with stockholders of the Issuer or third parties, including potential acquirers and service providers, about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, Board structure (including Board composition) or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of their securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by each person named herein is based upon 41,335,187 Shares outstanding as of May 4, 2026, based on information provided to the Reporting Persons by the Issuer, plus the Shares underlying the Warrants that may be exercised by the Reporting Persons, as applicable.

As of the date hereof, JCP Partnership beneficially owned 15,685,723 Shares, including 375,000 Shares underlying the Warrants, constituting approximately 37.6% of the Shares outstanding. JCP Partners, as the general partner of JCP Partnership, may be deemed the beneficial owner of the 15,685,723 Shares beneficially owned by JCP Partnership, constituting approximately 37.6% of the Shares outstanding. JCP Holdings, as the general partner of JCP Partners, may be deemed the beneficial owner of the 15,685,723 Shares beneficially owned by JCP Partnership, constituting approximately 37.6% of the Shares outstanding.

As of the date hereof, 1,553,281 Shares were held in the JCP Accounts, constituting approximately 3.8% of the Shares outstanding. JCP Management, as the investment manager of JCP Partnership and the JCP Accounts, may be deemed the beneficial owner of the (i) 15,685,723 Shares beneficially owned by JCP Partnership and (ii) 1,553,281 Shares held in the JCP Accounts, constituting approximately 41.3% of the Shares outstanding. Mr. Pappas, as the managing member of JCP Management and sole member of JCP Holdings, may be deemed the beneficial owner of the (i) 15,685,723 Shares beneficially owned by JCP Partnership and (ii) 1,553,281 Shares held in the JCP Accounts, constituting approximately 41.3% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Each of JCP Partnership, JCP Partners, JCP Holdings, JCP Management and Mr. Pappas may be deemed to share the power to vote and dispose of the Shares owned by JCP Partnership.

Each of JCP Management and Mr. Pappas may be deemed to share the power to vote and dispose of the Shares held in the JCP Accounts.
Transactions in the class effected during the past sixty days: Except as otherwise set forth herein, there have been no transactions in securities of the Issuer by the Reporting Persons during the past 60 days. As further disclosed in Item 4 above, pursuant to the PIPE Agreement, on April 30, 2026, JCP Partnership purchased 12,957,434 Shares at a price of $0.35 per Share and received Warrants to purchase 375,000 Shares, and JCP Management, through the JCP Accounts, purchased 1,553,281 Shares at a price of $0.35 per Share. Also on April 30, 2026, pursuant to the ETS Purchase Agreement, JCP Partnership purchased 2,353,289 Shares at a price of $0.25 per Share.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The disclosure with respect to the PIPE Agreement, Warrants, Registration Rights Agreement and ETS Purchase Agreement set forth in Item 4 above, including the descriptions of the PIPE Agreement, Warrants, Registration Rights Agreement and ETS Purchase Agreement, is incorporated herein by reference.

On May 5, 2026, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 - Securities Purchase Agreement (PIPE Agreement), dated as of April 30, 2026 (incorporated herein by reference to Exhibit 10.3 of the Issuer's Current Report on Form 8-K filed with the SEC on May 4, 2026).

99.2 - Form of Warrant to Purchase Common Stock (incorporated herein by reference to Exhibit 4.1 of the Issuer's Current Report on Form 8-K filed with the SEC on May 4, 2026).

99.3 - Registration Rights Agreement, dated as of April 30, 2026 (incorporated herein by reference to Exhibit 10.4 of the Issuer's Current Report on Form 8-K filed with the SEC on May 4, 2026).

99.4 - Stock Purchase Agreement (ETS Purchase Agreement), dated as of April 30, 2026, by and among ETS Limited, JCP Investment Partnership, LP, JCP Investment Management, LLC and CRC Founders Fund LP.

99.5 - Joint Filing Agreement, dated May 5, 2026.

## Signatures
- JCP Investment Partnership, LP: /s/ James C. Pappas, James C. Pappas, Managing Member of JCP Investment Management, LLC, its Investment Manager (05/05/2026)
- JCP Investment Partners, LP: /s/ James C. Pappas, James C. Pappas, Sole Member of JCP Investment Holdings, LLC, its General Partner (05/05/2026)
- JCP Investment Holdings, LLC: /s/ James C. Pappas, James C. Pappas, Sole Member (05/05/2026)
- JCP Investment Management, LLC: /s/ James C. Pappas, James C. Pappas, Managing Member (05/05/2026)
- Pappas James C: /s/ James C. Pappas, James C. Pappas (05/05/2026)